SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K


            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

            For the month of DECEMBER 2003
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)





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INDOSAT REPAID EX-IM3s SYNDICATED LOAN FACILITY

Jakarta, 29 December 2003. PT Indosat Tbk (Indosat) today announced that it had repaid ex-IM3 Syndicated Loan
Facility amounted to Rp 1.435 trillion comprises principal and accrued interest. The syndicated loan facility were initially provided by national banks syndication in 2002 and had been used to install and construct GSM 1800
cellular network. With this payment, there are Rp 80 billion remaining ex-IM3 debts to Bank Mandiri Syariah
(Bank Mandiri Islamic Banking Branch) and BNI Syariah Bank
Unit which the repayments are being reviewed.

Indosat also plans to repay the loan facility to BNI amounting to US$ 75 million and loan facility to BCA amounting to US$ 40 million in early January 2004.

Source of funds for these repayments are the proceed from the latest financing program of issuance of Indosat US$ 300 million US Dollar Bonds due 2010 and drew-down of Indosats
Rp 2 trillion syndicated facility. From this refinancing, Indosat obtains several benefits namely lower interest rate and extended repayment period.

In November 2003, following the approval from the shareholders, creditors and regulators, the legal merger of Indosat with Satelindo and IM3, the second and fourth
GSM operator in Indonesia, is finalized. As the surviving entity, Indosat will continue the entire business of Satelindo and IM3.

Indosat is a leading telecommunication and information provider in Indonesia providing: cellular, fixed telecommunication and multimedia, data communication & internet (MIDI). In the third quarter 2003, cellular business contributed 60% of Company's operating revenues, IDD (24%) and MIDI & others (16%). Indosats shares are listed in the Jakarta and Surabaya Stock Exchange
(JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).


For Further Information Please Contact :

Corporate Communications Division
Telp : 62-21-3869614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com


Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosats future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The
Company does not intend to register any part of the offering in the United States.

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: December 29, 2003 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President